SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Filing of it Annual Report on Form 20-F with the United States Securities and Exchange Commission" dated on May 02, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Filing of it Annual Report on Form 20-F with the United States Securities and Exchange Commission

May 02, 2007 (01 page)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; May 02, 2007) – The management of Telecomunicações de São Paulo S.A. -TELESP (NYSE: TSP; BOVESPA: TLPP) (“Telesp” or the “Company”) hereby announces that on April 13, 2007, Telesp filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2006 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at http://www.telefonica.com.br/investidores/sp/atelefonica/inf_financeiras.htm. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time through Telesp’s Investor Relations web mail at ri.telefonicabr@telefonica.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 02, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director